SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August, 2002                    Commission File Number: 1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                                Royal Bank Plaza
                             South Tower, Suite 2700
                                  P.O. Box 119
                                Toronto, Ontario
                                 Canada M5H 2J3
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                      Form 40-F  X
                        -----                          -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                     Yes                         No  X
                        -----                      -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE

         The Registrant's Management's Discussion and Analysis of Financial Results for the quarter ended June 30, 2002 and the Comparative Unaudited Financial Statements and the notes thereto prepared in accordance with U.S. generally accepted accounting principles for that same period (contained on pages 6 - 34 of Exhibit 1 of Form 6-K (Commission File No. 1-9059) furnished to the Commission August 27, 2002) are incorporated by reference into the Registrant's registration statements on Form F-9/F-3 (Nos. 333-6756 and 333-6756-1) and Form F-3 (Nos. 333-14148 and 333-14216).


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                BARRICK GOLD CORPORATION



Date:    August 27, 2002                         By: /s/ SYBIL E. VEENMAN
                                                    ----------------------------
                                                 Name:   Sybil E. Veenman
                                                 Title:  Associate General
                                                         Counsel and Secretary


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                                     EXHIBIT

Exhibit       Description of Exhibit                                    Page

   1          Barrick Gold Corporation's Second Quarter
              Report for 2002, including the Comparative
              Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the notes thereto for the quarter ended June 30, 2002 and Management's Discussion and Analysis
              (US GAAP) for the same period

   2          Barrick Gold Corporation's Comparative
              Unaudited Financial Statements prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and the notes thereto for the quarter ended June
              30, 2002 and Management's Discussion and
              Analysis (Canadian GAAP) for the same period